Exhibit 21.1
NEWFIELD EXPLORATION COMPANY — LIST OF SIGNIFICANT
SUBSIDIARIES AS OF FEBRUARY 25, 2011

Exact Name of Subsidiary and Name	Jurisdiction of
Under Which Subsidiary Does Business	Incorporation or Organization
Newfield Exploration Mid-Continent Inc.	Delaware
Newfield Rocky Mountains Inc.	Delaware
Newfield Production Company	Texas
Newfield RMI LLC	Delaware